UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 08/07/2006	1st half 2006 Earnings Results

     Banco Bradesco (NYSE: BBD) posted Net Income of R$3.132 billion in the 1st half of 2006 (equivalent to EPS of R$3.20) vis-à-vis the R$2.621 billion recorded in the same period of 2005 (equivalent to EPS of R$2.67), a 19.5% increase. In the first six months period, Return on Average Stockholders’ Equity (ROAE), stood at 34.4% (34.9% in 1H05). Total Assets reached R$232.9 billion, a R$38.4 billion, or 19.7% jump. In the 2nd. Quarter, Net Income reached R$1.602 billion, 4.7% higher in the q-o-q analysis, which was R$1.530 billion. In the quarter Return on Average Stockholders’ Equity, stood at 35.0% (34.6% in the 1st. Quarter).

     In the 2nd. quarter, the following extraordinary events took place: R$99 million gain from to the Fidelity deal; R$84 million from the partial sale of the stake held by Bradesco in ABN - American BankNote, which were fully neutralized by the R$192 million of extraordinarily amortized goodwill.

     In the 1st half of 2006, 33% of Bradesco’s Net Income was originated by Insurance, Pension Plans and Savings Bonds, 23% by Loans, 25% by Fee Income, 11% by Securities and Treasury and 8% by Funding result.

     Adjusted Net Interest Income reached R$9.926 billion, up by 30.5% in the last 12 months and, in the q-o-q analysis, down by 0.5% . Fee Income grew R$710 million, or 20.8%, between June 2005 and 2006, totaling R$4.131 billion. Compared to the previous quarter, Fees expanded by R$51 million, or 2.5% .

     Bradesco’s Efficiency Ratio for the accumulated 12-month period continues to present a constant improvement, standing at 48.1% in June 2005, 42.9% in March 2006 and, finally, 42.8% in June 2006.

     In line with the policy of adding shareholder value, in the 1st half of 2006, Interest on Own Capital paid or provisioned added up to R$1.148 billion (compared to R$925.1 million in the 1st half of 2005).

     As of June 30, the Bradesco Market Capitalization reached R$64.2 billion, corresponding to a 62.3% jump, a significantly higher variation than the Ibovespa’s, which evolved by 46.2% . Currently the Market Capitalization stands at R$70 billion (08/04/2006).

     On May 19, Standard & Poor’s attributed in the international scale the credit rating in foreign currency and domestic currency “BB+/B” (long and short term) to Bradesco. These ratings are one notch above the sovereign credit in foreign currency attributed to Brazil.

Investor Relations

Jean Philippe Leroy – 55 11 3684.9229
Édina Rosária dos Santos – 55 11 3684.9302
Luciano de Souza – 55 11 3684.9231
Fábio Romanin – 55 11 3684.5310
Aurélia Garcia Nunes – 55 11 3684.2086

www.bradesco.com.br/ri

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees, reached R$102.0 billion, up by 30.2% in the year and by 7.2% in the quarter.

Excluding Sureties and Guarantees, the Loan Portfolio reached R$88.6 billion, increasing by R$18.9 billion or 27% in the year and by R$4.2 billion or 5.0% in the quarter.

Loans to Individuals recorded a R$10.8 billion growth or 39.9% in the year and a R$1.8 billion growth or 5.2% in the quarter, mostly originated by the higher demand for Personal Loans and Auto Finance, due to the improvement in the Brazilian economy.

Loans to Corporates grew by R$8.1 billion or 18.9% in the year, mostly in Working Capital Operations, Export Financing and BNDES Onlending, in line with the expected increase in sales, considering the overall economic recovery. In the quarter, growth was R$2.4 billion or 4.9%, with the main increases recorded in Export Financing, BNDES Onlendings and Overdraft operations.

SMEs expanded their demand for loans, recording a 29.0% increase in the Loan Portfolio y-o-y and a 10.9% increase q-o-q. Referring to Large Corporates, a 10.1% increase in the Loan Portfolio was recorded y-o-y, while in the q-o-q analysis, loans decreased by 0.7%, driven the impact of fx variation observed in the period. In addition, it is worth mentioning that 92% of Sureties and Guarantees operations derive from Large Corporates.

Loan Portfolio by type of customer:

Asset Quality:

Regarding Asset Quality, AA-C rated operations accounted for 92.4% of the Loan Portfolio in June 2006 (92.8% in March 2006 and 92.6% in June 2005), evidencing the quality of the Portfolio. In this same period, the Financial System recorded an 89.5% ratio (89.6% in 1Q06 and 89.9% in the 1st. Half of 2006), while private banks presented ratios of 91.5%, 91.6% and 92.6%, respectively.

The balance of Allowance for Doubtful Accounts (PDD) amounted to R$5.8 billion, corresponding to 6.6% of the Loan Portfolio, R$4.7 billion of which are required and R$1.1 billion are additional provisions.

The coverage ratio, which compares the total balance of Allowance for Doubtful Accounts to the Loan

Portfolio balance overdue by more than 59 days, which do not accrue interest, stood at 157%, which Bradesco believes to be a very comfortable percentage.

Allowance for Doubtful Accounts (PDD) Expenses

In the year, the R$857 million increase in the provisioning needs is in line with the 27% growth of the portfolio, highlighting the strong loan demand by individuals with 39.9% .

In the quarter, the addition of R$178 million in provisioning expenses is mostly due to the growth of the general delinquency ratio, both in view of the change in the portfolio mix, with higher share in operations to individuals, and the slight decrease of the payment capacity of customers, observed in the entire National Financial System.

			R$ million

	1H06	1H05	Variation	2Q06	1Q06	Variation

Regular PDD Expenses	2,009	1,176	833	1,089	920	169

Additional Provision	45	21	24	27	18	9

Reported PDD Expenses	2,054	1,197	857	1,116	938	178

Deposits, Debentures and Technical Provisions

In the chart below are highlighted the evolution of deposits and debentures on an y-o-y and q-o-q analysis:

	R$ billion			Variation %
	Jun/06	Mar/06	Jun/05	q-o-q	y-o-y
Demand deposits	16.7	16.2	14.9	3.1	12.1
Savings deposits	24.8	25.6	24.5	(3.1)	1.2
Time deposits	36.4	32.3	32.0	12.7	13.8
Other	0.4	0.4	0.2	-	100.0
Subtotal	78.3	74.5	71.6	5.1	9.4
Debentures	15.3	15.0	7.8	2.0	96.2
Subordinated Debt	7.9	6.6	3.3	19.7	139.4
Total	101.5	96.1	82.7	5.6	22.7

It is worth to highlight below presented volume of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in premiums, as well as its conservative provisioning criteria:

	R$ billion			Variation %
	Jun/06	Mar/06	Jun/05	q-o-q	y-o-y
Private Pension Plans	37.6	36.4	31.1	3.3	20.9
Insurance	4.1	4.0	3.4	2.5	20.6
Savings Bonds	2.2	2.2	2.0	-	10.0
Total	43.9	42.6	36.5	3.1	20.3

Capital

Bradesco’s Accounting Stockholders’ Equity in June 2006 totaled R$21.461 billion and the Reference Stockholders’ Equity reached R$31.017 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 16.5% in consolidated figures. Considering that the minimum requirement in Brazil is 11%, Bradesco’s potential to expand its Loan Portfolio reaches R$94.1 billion. In this first half period Bradesco issued, in the domestic market, approximately R$4.0 billion of Subordinated Debts (note 19), which increased the Capital Adequacy Ratio (Tier 2) by approximately 2.1% .

Asset Management

Total Assets under Management reached R$137.6 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 26.9% y-o-y and by 4.9% q-o-q, as follows:

Total Assets under Management – R$ million
	Jun/06	Mar/06	Jun/05

Investment Funds	121,640	116,875	96,024
Managed Portfolios	10,400	8,468	7,583
Third-Party Funds	5,608	5,937	4,883

Total	137,648	131,280	108,490

Assets Distribution – R$ million
	Jun/06	Mar/06	Jun/05

Total Fixed Income	126,168	119,501	99,208
Total Variable Income	5,872	5,842	4,399
Total Third-Party Funds	5,608	5,937	4,883

Overall Total	137,648	131,280	108,490

Adjusted Net Interest Income

For a better analysis, the Net Interest Income was adjusted by the effects of the sale of investments and hedge of investments abroad and is shown in the following table:

	In R$ million

	1H06	1H05	Variation	2Q06	1Q06	Variation

Reported NII	10,221	8,354	1,867	4,961	5,260	(299)

( - ) Sale of Belgo Mineira	-	(327)	327	-	-	-
( - ) Hedge/Exchange Variation	(295)	(418)	123	(10)	(285)	275

Adjusted NII	9,926	7,609	2,317	4,951	4,975	(24)

% Adjusted by Average Assets	9.3%	8.2%	-	9.1%	9.7%	-

Note: For further details see page 63 of the Report on Economic and Financial Analysis.

In the year, the R$2.317 billion Adjusted Net Interest Income growth was due to:

  R$1.709 billion increase in interest income operations, caused mainly by the expansion of the loan portfolio; and
  R$608 million increase in non-interest income, mainly as a result of higher Securities and Treasury gains.

In the quarter, the R$24 million reduction was originated by:

  R$ 65 million increase in interest income operations, in line with the higher average business volumes; and
  R$89 million decrease in non-interest income, mainly as a result of lower Securities and Treasury gains.

Fee Income

The increase of this income was due to:
  increase in the operations volume;
  customer base increase; and
  the success of the segmentation process.

In the year, the R$710 million growth is mainly due to the following fees:

  Checking Account - R$191 million;
  Loan Operations - R$132 million;
  Assets Management - R$111 million;
  Cards - R$109 million;
  Collection - R$34 million; and
  Consortium - R$29 million.

In the quarter, the R$51 million increase was mainly originated by the increase in the following fees:

  Loan Operations - R$19 million; and
  Checking Account - R$15 million;
  Collections - R$8 million; and
  Cards - R$5 million.

Personnel Expenses

In the year, the R$421 million variation was due to the:

  growth in employee profit sharing expenses of R$47 million;
  increase in severance and labor provision expenses of R$144 million;
  impact of the acquisition of Banco BEC of R$30 million; and
  increase in payroll, resulting from the 2005 collective bargaining agreement (6%), benefits and other, of R$200 million.

In the quarter, the variation of R$50 million was a result of the:

  lower expense in the 1st quarter due to vacation concentration of R$41 million;
  increase in severance and labor provision expenses of R$7 million;
  higher training expenses of R$7 million; and
  lower employee profit sharing expenses of R$10 million.
Number of Employees	June/06	March/06	June/05
Bradesco Multiple Bank	62,592	61,466	60,811
Subsidiaries	12,703	12,643	12,051
BEC	-	831
Subtotal	75,295	74,940	72,862
Amex (*)	2,545	-	-
Total	77,840	74,940	72,862
(*) In this half, personnel expenses were not affected by American Express Brasil as the acquisition was concluded on 06/30/2006.

Other Administrative Expenses

In the year, the R$260 million growth was mostly due to the:

  increase in the customer base and in businesses;
  incorporation of Banco BEC activities in the 1st half of 2006 of R$30 million; and
  investments in the improvement and optimization of the IT platform.

In the quarter, the R$58 million increase was due to the:

  increase in third-party services expenses of R$15 million;
  higher Advertising expenses of R$14 million;
  higher data processing expenses R$8 million; and
  increase in transportation expenses of R$6 million.

Performance Indexes

Operating Efficiency Ratio:

Reflecting the focus on personnel and administrative expenses, as well as the increase on several income sources, we present the continued improvement in this ratio below:

  YTD

Coverage Ratio:

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has been improving over the last quarters, as follows:

Insurance, Private Pension Plans and Savings Bonds

Bradesco Seguros e Previdência posted Net Income of R$1.041 billion (+ 30.1% on 1H05). In the quarterly comparison, the result had an evolution of R$119 million (+ 25.8% vis-à-vis the 1st. Quarter).

Until June 2006 the customer base grew by 5.0% compared to June 2005, totaling 17.308 million customers.

The breakdown of customers by segment is as follows:

Customers	2006		2005
	June	March	June	March
Insurance	76.3%	76.0%	74.9%	73.4%
Health	14.6%	14.7%	15.4%	15.9%
Life/PA	49.7%	48.9%	46.7%	45.0%
Auto and P&C	12.0%	12.4%	12.8%	12.5%
Private Pension Plan	9.9%	10.0%	9.5%	9.7%
Savings Bonds	13.8%	14.0%	15.6%	16.9%

Premiums from Private Pension Plans and Savings Bonds amounted to R$8.6 billion in the 1st. Half of 2006 compared to R$7.4 billion in the 1st.H05, an increase of 16.4%, representing a 25% market share.

Technical Provisions totaled R$43.9 billion, representing 37.4% of the entire Brazilian Technical Provisions, according to Susep’s figures.

Combined Ratio:

The improvement in the combined ratio is due to:

1) The reduction in the losses of the Basic lines and Health, and in the conjugation of the profile implementation completed one and a half year ago and an expressive growth of the residential insurance (with low loss ratios). Referring to Health the losses dropped, a result of the operating efforts and measures taken by the company.

2) The reduction of the administrative cost of all the insurance group which represents, in nominal terms, the same levels of 2003.

Ratios	2006			2005
	1H	2Q	1Q	1Q	2Q	1Q
Combined	99.7	101.9	99.3	101.4	101.6	101.1
Combed Enlarged	85.0	85.4	86.0	90.4	88.8	92.1
International	93.8	95.8	92.2	95.2	96.1	94.3

Loss Ratios by Lines (%)

Lines	2006			2005
	1H	2Q	1Q	1H	2Q	1Q
Health	85.0	85.5	84.5	95.8	97.2	94.4
Life/AP/VGBL	72.0	79.3	66.1	62.6	71.2	53.6
Auto/RCF and Basic Lines	71.9	72.0	71.8	73.7	74.7	72.6
DPVAT	77.9	77.1	127.3	71.4	71.0	71.7
TOTAL	78.5	79.9	78.7	82.2	84.5	79.9

Highlights of the Market Relations Department

IR Area

Concerning the relationship with investors and the market in general, the IR Area conducted and attended, in the first half of 2006, 63 internal and external meetings, 7 conference calls, 4 APIMEC presentations (Brazilian Association of Analysts and Professionals of Investment) and 4 Conferences abroad.

RSA (Social-environmental responsibility) Area

On May 29, 2006, the Avenida Paulista building obtained the Certifications of ISO 14001 (Environmental Management System) and OHSAS 18001(Occupational Health and Safety Management System). This building was totally refurbished and adapted with the purpose of meeting all the specifications and rules required for the referred certifications.

Bradesco is the 1st bank in Brazil to receive without any non-conformity these Certifications. This achievement shows the commitment to the sustainability of the company.

In the 2nd quarter, Bradesco decided to adopt the reviewed version of the Equator Principles, ratifying the commitment to evaluate all project financing operations in terms of their impact to the environment with amounts equal or higher than US$10 million.

Other Highlights of the Quarter

  On May 15, the integration of Banco BEC S.A. activities with Bradesco, with the change of BEC Branches into Bradesco Branches. This initiative optimizes resources, merging specialties and the dedication of the work force, always with the purpose of providing customers with the best quality in products and services.
  The Board of Directors of Banco Bradesco S.A., at a meeting held on May 22, 2006, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 registered book-entry stocks: 5,000,000 common stocks and 5,000,000 preferred stocks, with the purpose of remaining in treasury and subsequent sale or cancellation, without reduction of the Stock Capital. The authorization will be in force for 6 (six) months, from 5/24 to 11/24/2006.
  On June 8, a partnership with Gbarbosa, one of the main retail chains of Northeastern Brazil, to manage Private Label Credi-Hiper Credit Card was closed, and, on July 14, with COOP – Cooperativa de Consumo, Latin America’s largest cooperative, for the launch and management of Private Label Coop Fácil Card. These partnerships will also enable the sale of other Bradesco products and services.
  On June 30, Amex acquisition was concluded.

NOTE: The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of June 30, 2006, are available on our Website (www.bradesco.com.br/ir) in the Portuguese, English and Spanish versions.

CONFERENCE CALL INFORMATION

Date: Tuesday, August 8, 2006

Portuguese	English
9:30 am (São Paulo time) 8:30 am (US EST time) Brazil (11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	11 am (São Paulo time) 10 am (US EST time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-xx-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from August 8 to 16, 2006, at the phone numbers (55 11) 4688-6225 for Portuguese, conference call code: 670 and (55 11) 4688-6225 for English, conference code: 748. Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1H06	2Q06	1Q06	1H05
USD Commercial Rate	(7.54)	(0.37)	(7.19)	(11.45)
IPCA	1.54	0.10	1.44	3.16
CDI	7.76	3.58	4.04	8.92
IGP-M	1.41	0.71	0.70	1.75
Selic (year end)	15.25	15.25	16.50	19.75
USD Commercial Rate (year end) – in R$	2.1643	2.1643	2.1724	2.3504

Macroeconomic Scenario

In %	2006	2007	2008
USD Commercial Rate (year end) – R$	2.15	2.20	2.28
IPCA	3.90	4.30	4.30
IGP-M	2.90	4.10	4.50
Selic (year end)	14.0	12.75	11.75
GDP	3.8	3.7	4.0

MAIN FIGURES AND INDEXES

In R$ Million	1H06	1H05%		2Q06	1Q06%

Net Income	3,132	2,621	19.5	1,602	1,530	4.7

Earnings per Share (R$) (*)	3.20	2.67	19.9	1.64	1.56	5.1

Book Value per Stock (R$) (*)	21.92	17.77	23.4	21.92	20.81	5.3

ROAE (Annualized)	33.4	34.9	-	35.0	34.6	-

ROAA (Annualized)	2.9	2.8	-	2.9	2.9	-

Net Interest Income –Reported	10,221	8,354	22.3	4,961	5,260	(5.7)

Net Interest Income - Adjusted	9,926	7,609	30.5	4,951	4,975	(0.5)

Fee Income	4,131	3,421	20.8	2,091	2,040	2.5

Personnel and Administrative
Expenses	(5,580)	(4,899)	13.9	(2,844)	(2,736)	3.9

Total Assets	232,935	194,542	19.7	232,935	216,391	7.6

Loan Portfolio	88,643	69,787	27.0	88,643	84,426	5.0

Sureties and Guarantees	13,369	8,559	56.2	13,369	10,736	24.5

Allowance for Doubtful Accounts	(5,833)	(4,450)	31.1	(5,833)	(5,315)	9.7

Deposits	78,356	71,654	9.4	78,356	74,482	5.2

Subordinated Debts	10,903	6,496	67.8	10,903	9,614	13.4

Technical Provisions	43,947	36,533	20.3	43,947	42,555	3.3

Stockholders’ Equity	21,461	17,448	23.0	21,461	20,375	5.3

In %

Efficiency Ratio	40.5	44.3	-	41.8	39.3	-

Efficiency Ratio (**)	42.8	48.1	-	42.8	42.9	-

Expanded Combined Ratio	85.0	90.4	-	85.4	86.0	-

BIS Ratio
(Economic-Financial
Consolidated)	18.7	18.2	-	18.7	19.0	-

(Total Consolidated)	16.5	15.8	-	16.5	16.7	-

Fixed Asset Ratio
(Economic-Financial
Consolidated)	48.0	41.4	-	48.0	42.6	-

(Total Consolidated)	16.4	19.1	-	16.4	13.9	-

In R$ Million	1H06	1H05%		2Q06	1Q06%

Interest on Own
Capital/Dividends	1,148	925	24.1	609	539	13.0

Total Stock (in Thousand) (*)	979,225	982,142	(0.3)	979,225	979,282	-

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus held on 11.22.2005.

(**) YTD

INCOME STATEMENTS

In R$ Million	1H06	1H05%		2Q06	1Q06%

REVENUES FROM FINANCIAL
INTERMEDIATION	18,771	15,228	23.3	9,690	9,081	6.7

EXPENSES FROM FINANCIAL
INTERMEDIATION	8,550	6,874	24.4	4,729	3,821	23.8

NET INTEREST INCOME	10,221	8,354	22.3	4,961	5,260	(5.7)

Allowance For Doubtful Accounts	(2,054)	(1,197)	71.6	(1,116)	(938)	19.0

GROSS INCOME FROM FINANCIAL
INTERMEDIATION	8,167	7,157	14.1	3,845	4,322	(11.0)

OTHER OPERATING INCOME
(EXPENSES)	(3,580)	(3,427)	4.5	(1,755)	(1,825)	(3.8)

Fee Income	4,131	3,421	20.8	2,091	2,040	2.5

Retained Premiums from Insurance,
Private Pension Plans and Savings
Bonds	6,746	5,797	16.4	3,288	3,458	(4.9)

Change in Technical Provisions for
Insurance, Private Pension Plans
and Savings Bonds	(1,045)	(698)	49.7	(466)	(579)	(19.5)

Claims – Insurance Operations	(2,985)	(2,829)	5.5	(1,476)	(1,509)	(2.2)

Savings Bonds Draws and
Redemptions	(573)	(560)	2.3	(288)	(285)	1.1

Insurance and Private Pension Plans
Selling Expenses	(494)	(453)	9.1	(251)	(243)	3.3

Private Pension Plans Benefits and
Redemption Expenses	(1,294)	(1,373)	(5.8)	(567)	(727)	(22.0)

Personnel Expenses	(2,888)	(2,467)	17.1	(1,469)	(1,419)	3.5

Other Administrative Expenses	(2,692)	(2,432)	10.7	(1,375)	(1,317)	4.4

Tax Expenses	(1,078)	(902)	19.5	(534)	(544)	(1.8)

Equity in Earnings of Affiliated
Companies	35	5	600.0	30	5	500.0

Other Operating Income	571	559	2.1	316	255	23.9

Other Operating Expenses	(2,014)	(1,495)	34.7	(1,054)	(960)	9.8

OPERATING INCOME	4,587	3,730	23.0	2,090	2,497	(16.3)

NON-OPERATING INCOME	(20)	(27)	(25.9)	12	(32)	-

INCOME BEFORE TAXES AND
PROFIT SHARING	4,567	3,703	23.3	2,102	2,465	(14.7)

INCOME TAX AND SOCIAL
CONTRIBUTION	(1,430)	(1,081)	32.3	(500)	(930)	(46.2)

MINORITY INTEREST IN
SUBSIDIARIES	(5)	(1)	400.0	-	(5)	(100.0)

NET INCOME	3,132	2,621	19.5	1,602	1,530	4.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.